Exhibit 99.1

Healthpeak Properties Reports First Quarter 2024 Results and Declares Quarterly Cash Dividend on Common Stock

DENVER, April 25, 2024 - Healthpeak Properties, Inc. (NYSE: DOC), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the first quarter ended March 31, 2024.

FIRST QUARTER 2024 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.01 per share, Nareit FFO of $0.27 per share, FFO as Adjusted of $0.45 per share, AFFO of $0.41 per share, and Total Merger-Combined Same-Store Cash (Adjusted) NOI growth of 4.5%

– First quarter new and renewal lease executions totaled 1.6 million square feet:
  ▪ Outpatient Medical new and renewal lease executions totaled 1.4 million square feet
  ▪ Lab new and renewal lease executions totaled 155,000 square feet
    • Signed letters of intent on an additional 455,000 square feet of lab leases

– Increased full year 2024 diluted earnings guidance to a range of $0.16 – $0.20 per share; increased the midpoint of 2024 FFO as Adjusted and AFFO guidance by +$0.02 per share, respectively and increased Total Merger-Combined Same-Store Cash (Adjusted) NOI growth guidance by 25 basis points at the midpoint
  ▪ Year one merger-related synergy forecast increased by $5 million to $45 million
  ▪ Repurchased $100 million of common stock at an average price of $17.11 per share

– Year-to-date, completed property management internalization in 10 markets covering 17 million square feet

– Year-to-date dispositions and seller financing repayments total $363 million and $69 million, respectively

– As previously announced, entered into a new $750 million term loan and related swaps to fix the interest rate at 4.5% for the full five-year term of the loan

– Net Debt to Adjusted EBITDAre was 5.2x for the quarter ended March 31, 2024

– Recent sustainability and corporate impact achievements include:
  ▪ Earned the 2024 ENERGY STAR® Partner of the Year Award for Sustained Excellence from the U.S. Environmental Protection Agency and the U.S. Department of Energy, marking Healthpeak's fourth time being named Partner of the Year and first time being recognized for Sustained Excellence
  ▪ Named a 2024 Green Lease Leader (Gold) by the Institute for Market Transformation for the first time
  ▪ Reaffirmed our commitment to advance intentional equity, diversity, and inclusion efforts by renewing our CEO Action for Diversity & Inclusion™ pledge

To learn more about Healthpeak's commitment to responsible business, please visit www.healthpeak.com/ESG.

FIRST QUARTER COMPARISON

(in thousands, except per share amounts)	Three Months Ended March 31, 2024		Three Months Ended March 31, 2023	
	Amount	Per Share	Amount	Per Share
Net income, diluted	$ 6,477	$ 0.01	$ 117,698	$ 0.22
Nareit FFO, diluted	162,206	0.27	230,443	0.42
FFO as Adjusted, diluted	277,480	0.45	231,881	0.42
AFFO, diluted	247,757	0.41	209,299	0.38

Nareit FFO, FFO as Adjusted, AFFO, Total Merger-Combined Same-Store Cash (Adjusted) NOI, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts (see the "Funds From Operations" and "Adjusted Funds From Operations" sections of this release for additional information). See "March 31, 2024 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results.

MERGER-COMBINED SAME-STORE ("SS") OPERATING SUMMARY

Year-Over-Year Total Merger-Combined SS Cash (Adjusted) NOI Growth

	Three Month	
	SS Growth %	% of SS
Outpatient Medical	2.6%	56.3%
Lab	2.7%	34.4%
CCRC	26.6%	9.3%
Total Merger-Combined SS Cash (Adjusted) NOI	**4.5%**	**100.0%**

PHYSICIANS REALTY TRUST MERGER INTEGRATION

As previously disclosed, on March 1, 2024, Healthpeak closed the merger with Physicians Realty Trust.

To date, the company has completed internalization of property management in 10 markets covering 17 million square feet. Healthpeak now forecasts year one merger-related synergies of $45 million, an increase of $5 million compared to the prior estimate.

REDEVELOPMENT UPDATE

PORTSIDE AT OYSTER POINT

During the first quarter, Healthpeak placed approximately 325,000 square feet across three buildings at its Portside at Oyster Point ("Portside") campus in South San Francisco into redevelopment.

Elements of the redevelopment include the addition of a fitness center, boardroom, and outdoor meeting and gathering spaces complemented by updated landscaping throughout the campus. Additionally, the redevelopment will improve connectivity between Healthpeak's Cove and Portside campuses, creating an approximately 2 million square foot amenity-rich contiguous campus at the entrance to South San Francisco's life science market.

The enhanced amenity offering, improved connectivity, and significantly lower tenant operating costs relative to new construction, provide Healthpeak a competitive leasing advantage. To date, Healthpeak has re-leased approximately 175,000 square feet across the 465,000 square foot in active redevelopment on the Portside campus with initial occupancy expected to commence in mid-2024.

DISPOSITIONS AND LOAN REPAYMENTS

- **Callan Ridge Joint Venture:** As previously announced, in January 2024, Healthpeak sold a 65% interest in the fully leased Callan Ridge lab campus in the Torrey Pines submarket of San Diego. The formation of the joint venture valued Callan Ridge at $236 million, or $1,275 per square foot, and represents a stabilized cash capitalization rate of 5.3% based on the initial annual rental rate of approximately $67 per square foot. At closing, net proceeds to Healthpeak were $128 million. Additionally, the formation of the joint venture reduces Healthpeak's future tenant improvement funding by approximately $20 million.

- **Outpatient Medical Dispositions:** In March 2024, Healthpeak sold two outpatient medical buildings for $29 million.

- **Poway R&D Portfolio:** In April 2024, Healthpeak sold a portfolio of seven buildings in the Poway submarket of San Diego for $180 million. The portfolio comprises R&D, industrial, and office spaces across 702,000 square feet and is fully-leased to an affiliate of General Atomics. The trailing cash capitalization rate on the disposition was 6.0%.

- **Loan Repayments:** During the first quarter, we received $69 million of seller financing loan repayments.

SHARE REPURCHASE ACTIVITY

In March 2024, Healthpeak repurchased 5.8 million shares at a weighted average share price of $17.11 for approximately $100 million under its $500 million share repurchase program. As of March 31, 2024, $344 million remained available for share repurchases under the program.

CAPITAL MARKETS

As previously announced, Healthpeak entered into a new $750 million 5-year unsecured term loan on March 1, 2024. Healthpeak entered into swap agreements to fix the interest rate of the new term loan at approximately 4.5% for the full 5-year term of the loan.

As of April 25, 2024, Healthpeak had $3.1 billion in available liquidity through a combination of unrestricted cash and full capacity of its $3 billion revolving credit facility.

BOARD OF DIRECTORS

On April 25, 2024, Christine N. Garvey and David B. Henry retired from Healthpeak's Board pursuant to the director term limit policy. Healthpeak's Board of Directors reduced the size of the Board to 11 members.

DIVIDEND

On April 24, 2024, Healthpeak's Board declared a quarterly common stock cash dividend of $0.30 per share to be paid on May 17, 2024, to stockholders of record as of the close of business on May 6, 2024.

2024 GUIDANCE

We are updating the following guidance ranges for full year 2024:

- Diluted earnings per common share from $0.07 – $0.13 to $0.16 – $0.20
- Diluted Nareit FFO per share from $1.54 – $1.60 to $1.56 – $1.60
- Diluted FFO as Adjusted per share from $1.73 – $1.79 to $1.76 – $1.80
- Diluted AFFO per share from $1.50 – $1.56 to $1.53 – $1.57
- Total Merger-Combined Same-Store Cash (Adjusted) NOI growth from 2.25% – 3.75% to 2.50% – 4.00%

These estimates are based on our view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2024. For additional details and assumptions, please see page 12 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Friday, April 26, 2024, at 7:00 a.m. Mountain Time.

The conference call can be accessed in the following ways:

- ▪ Healthpeak's website: https://ir.healthpeak.com/news-events
- ▪ Webcast: https://events.q4inc.com/attendee/344417431. Joining via webcast is recommended for those who will not be asking questions.
- ▪ Telephone: The participant dial-in number is (800) 715-9871.

An archive of the webcast will be available on Healthpeak's website through April 25, 2025, and a telephonic replay can be accessed through May 3, 2024, by dialing (800) 770-2030 and entering conference ID number 95156.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates and develops high-quality real estate for healthcare discovery and delivery.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, transitions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release, including statements regarding our anticipated synergies from our merger with Physicians Realty Trust; (ii) the payment of a quarterly cash dividend; and (iii) the information presented under the heading "2024 Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. These risks and uncertainties include, but are not limited to: macroeconomic trends, including inflation, interest rates, construction and labor costs, and unemployment; risks associated with our merger with Physicians Realty Trust (the "Merger"), including, but not limited to, our ability to integrate the operations of the Company and Physicians Realty Trust successfully and realize the anticipated synergies and other benefits of the Merger or do so within the anticipated time frame; changes within the industries in which we operate; significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, including project abandonments, project delays, and lower profits than expected; the ability of the hospitals on whose campuses our outpatient medical buildings are located and their affiliated healthcare systems to remain competitive or financially viable; our ability to develop, maintain, or expand hospital and health system client relationships; operational risks associated with third-party management contracts, including the additional regulation and liabilities of our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as "RIDEA"); economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in significant losses and/or performance declines by us or our tenants and operators; our use of joint ventures that may limit our returns on and our flexibility with jointly owned investments; our use of fixed rent escalators, contingent rent provisions, and/or rent escalators based on the Consumer Price Index; competition for suitable healthcare properties to grow our investment portfolio; our ability to foreclose or exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate or operate acquisitions; the potential impact on us and our tenants, operators, and borrowers from litigation matters, including rising liability and insurance costs;

environmental compliance costs and liabilities associated with our real estate investments; our ability to satisfy environmental, social and governance and sustainability commitments and requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, including the coronavirus disease (Covid), and health and safety measures intended to reduce their spread; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology systems and any material failure, inadequacy, interruption, or security failure of that technology; volatility, disruption, or uncertainty in the financial markets; increased borrowing costs, including due to rising interest rates; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all, including due to rising interest rates, changes in our credit ratings and the value of our common stock, bank failures or other events affecting financial institutions and other factors; our ability to manage our indebtedness level and covenants in and changes to the terms of such indebtedness; the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; laws or regulations prohibiting eviction of our tenants; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; legislation to address federal government operations and administrative decisions affecting the Centers for Medicare and Medicaid Services; our participation in the Coronavirus, Aid, Relief and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; our ability to maintain our qualification as a real estate investment trust ("REIT"); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from "prohibited transactions"; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; ownership limits in our charter that restrict ownership in our stock; provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC ("Healthpeak OP") common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our Securities and Exchange Commission filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Investor Relations

720-428-5400

Healthpeak Properties, Inc.
Consolidated Balance Sheets
In thousands, except share and per share data

	March 31, 2024	December 31, 2023
Assets		
Real estate:		
Buildings and improvements	$ 16,571,761	$ 13,329,464
Development costs and construction in progress	735,176	643,217
Land and improvements	3,079,225	2,647,633
Accumulated depreciation and amortization	(3,723,173)	(3,591,951)
Net real estate	16,662,989	13,028,363
Loans receivable, net of reserves of $9,334 and $2,830	267,798	218,450
Investments in and advances to unconsolidated joint ventures	930,559	782,853
Accounts receivable, net of allowance of $2,800 and $2,282	68,567	55,820
Cash and cash equivalents	101,763	117,635
Restricted cash	55,395	51,388
Intangible assets, net	1,160,446	314,156
Assets held for sale, net	—	117,986
Right-of-use asset, net	434,010	240,155
Other assets, net	860,513	772,044
Total assets	$ 20,542,040	$ 15,698,850
Liabilities and Equity		
Bank line of credit and commercial paper	$ 183,000	$ 720,000
Term loans	1,645,180	496,824
Senior unsecured notes	6,545,209	5,403,378
Mortgage debt	382,406	256,097
Intangible liabilities, net	238,760	127,380
Liabilities related to assets held for sale, net	—	729
Lease liability	307,119	206,743
Accounts payable, accrued liabilities, and other liabilities	717,191	657,196
Deferred revenue	923,676	905,633
Total liabilities	10,942,541	8,773,980
Commitments and contingencies		
Redeemable noncontrolling interests	54,848	48,828
Common stock, $1.00 par value: 1,500,000,000 and 750,000,000 shares authorized; 703,733,446 and 547,156,311 shares issued and outstanding	703,733	547,156
Additional paid-in capital	12,918,936	10,405,780
Cumulative dividends in excess of earnings	(4,779,599)	(4,621,861)
Accumulated other comprehensive income (loss)	38,543	19,371
Total stockholders' equity	8,881,613	6,350,446
Joint venture partners	328,430	310,998
Non-managing member unitholders	334,608	214,598
Total noncontrolling interests	663,038	525,596
Total equity	9,544,651	6,876,042
Total liabilities and equity	$ 20,542,040	$ 15,698,850

Healthpeak Properties, Inc.

Consolidated Statements of Operations
In thousands, except per share data

	Three Months Ended March 31,	
	2024	2023
Revenues:		
Rental and related revenues	$ 462,033	$ 392,431
Resident fees and services	138,776	127,084
Interest income and other	5,751	6,163
Total revenues	606,560	525,678
Costs and expenses:		
Interest expense	60,907	47,963
Depreciation and amortization	219,219	179,225
Operating	243,729	223,088
General and administrative	23,299	24,547
Transaction and merger-related costs	107,220	2,425
Impairments and loan loss reserves (recoveries), net	11,458	(2,213)
Total costs and expenses	665,832	475,035
Other income (expense):		
Gain (loss) on sales of real estate, net	3,255	81,578
Other income (expense), net	78,516	772
Total other income (expense), net	81,771	82,350
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	22,499	132,993
Income tax benefit (expense)	(13,698)	(302)
Equity income (loss) from unconsolidated joint ventures	2,376	1,816
Net income (loss)	11,177	134,507
Noncontrolling interests' share in earnings	(4,501)	(15,555)
Net income (loss) attributable to Healthpeak Properties, Inc.	6,676	118,952
Participating securities' share in earnings	(199)	(1,254)
Net income (loss) applicable to common shares	$ 6,477	$ 117,698
Earnings (loss) per common share:		
Basic	$ 0.01	$ 0.22
Diluted	$ 0.01	$ 0.22
Weighted average shares outstanding:		
Basic	600,898	546,842
Diluted	601,188	547,110

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended March 31,	
	2024	2023
Net income (loss) applicable to common shares	$ 6,477	$ 117,698
Real estate related depreciation and amortization	219,219	179,225
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	8,772	5,993
Noncontrolling interests' share of real estate related depreciation and amortization	(4,452)	(4,783)
Loss (gain) on sales of depreciable real estate, net	(3,255)	(81,578)
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	11,546
Loss (gain) upon change of control, net[1]	(77,781)	—
Taxes associated with real estate dispositions[2]	11,608	—
Nareit FFO applicable to common shares	160,588	228,101
Distributions on dilutive convertible units and other	1,618	2,342
Diluted Nareit FFO applicable to common shares	$ 162,206	$ 230,443
Diluted Nareit FFO per common share	$ 0.27	$ 0.42
Weighted average shares outstanding - Diluted Nareit FFO	608,807	554,400
Impact of adjustments to Nareit FFO:		
Transaction and merger-related items[3]	$ 102,829	$ 2,364
Other impairments (recoveries) and other losses (gains), net[4]	11,853	(1,272)
Casualty-related charges (recoveries), net[5]	—	348
Total adjustments	114,682	1,440
FFO as Adjusted applicable to common shares	275,270	229,541
Distributions on dilutive convertible units and other	2,210	2,340
Diluted FFO as Adjusted applicable to common shares	$ 277,480	$ 231,881
Diluted FFO as Adjusted per common share	$ 0.45	$ 0.42
Weighted average shares outstanding - Diluted FFO as Adjusted	610,632	554,400

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(1) The three months ended March 31, 2024 includes a gain upon change of control related to the sale of a 65% interest in two lab buildings in San Diego, California. The gain upon change of control is included in other income (expense), net in the Consolidated Statements of Operations.

(2) The three months ended March 31, 2024 includes non-cash income tax expense related to the sale of a 65% interest in two lab buildings in San Diego, California.

(3) The three months ended March 31, 2024 includes costs related to the Merger, which are primarily comprised of advisory, legal, accounting, tax, post-combination severance and stock compensation expense, and other costs that were incurred during the period, partially offset by $4 million of termination fee income associated with Graphite Bio, Inc., for which the lease terms were modified to accelerate expiration of the lease to December 2024. Termination fee income is included in rental and related revenues on the Consolidated Statements of Operations.

(4) The three months ended March 31, 2024 and 2023 includes reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net and equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

Healthpeak Properties, Inc.

Adjusted Funds From Operations
In thousands

	Three Months Ended March 31,	
	2024	2023
FFO as Adjusted applicable to common shares	$ 275,270	$ 229,541
Stock-based compensation amortization expense	3,366	3,287
Amortization of deferred financing costs and debt discounts (premiums)	4,522	2,821
Straight-line rents[1]	(12,093)	(747)
AFFO capital expenditures	(17,517)	(22,789)
Deferred income taxes	724	(261)
Amortization of above (below) market lease intangibles, net	(7,351)	(5,803)
Other AFFO adjustments	(1,485)	1,610
AFFO applicable to common shares	245,436	207,659
Distributions on dilutive convertible units and other	2,321	1,640
Diluted AFFO applicable to common shares	**$ 247,757**	**$ 209,299**
Diluted AFFO per common share	**$ 0.41**	**$ 0.38**
Weighted average shares outstanding - Diluted AFFO	610,632	552,575

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(1) The three months ended March 31, 2023 includes an $8.7 million write-off of straight-line rent receivable associated with Sorrento Therapeutics, Inc., which commenced voluntary reorganization proceedings under Chapter 11 of the U.S. Bankruptcy Code. This activity is reflected as a reduction of rental and related revenues in the Consolidated Statements of Operations.